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Filed Pursuant to Rule 424(b)(3)

Registration No. 333-101997

PROSPECTUS

530,532 Shares

ALLEGIANCE TELECOM, INC.

Common Stock

        The selling stockholder identified in this prospectus, and any of their transferees, donees, pledgees or other successors in interest, may offer to sell up to an aggregate of 530,532 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholder. We have agreed to pay the expenses incurred in registering these shares, other than broker's commissions and discounts and transfer taxes.

        Our common stock is quoted on the Nasdaq National Market under the symbol "ALGX." The last reported sale price of our common stock on January 13, 2003 was $0.67 per share.

        See "Risk Factors" starting on page 4 to read about factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 14, 2003.

        Unless the context requires otherwise, as used in this prospectus, the terms "us," "we," "our," "the company" and "Allegiance" refer to Allegiance Telecom, Inc. and its subsidiaries.

        You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information. The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

        You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the document.

PROSPECTUS SUMMARY

        This summary does not contain all of the information that you should consider before purchasing our common stock. You should read the entire prospectus carefully.

Allegiance Telecom, Inc.

        Our company is a facilities-based provider of integrated telecommunications in major metropolitan areas across the United States. We offer an integrated set of telecommunications products and services including local, long distance, data, colocation, web hosting and customer premise equipment sales and maintenance services. Our principal competitors are the local phone companies (also known in the industry as "incumbent local exchange carriers"), such as the regional Bell operating companies, as well as long distance carriers and other integrated communications providers.

        We began operations in late 1997 with an objective to grow rapidly and establish ourselves as a national communications provider covering the major metropolitan areas across the United States. By the end of 2001, we had completed our network rollout in our 36 targeted markets: Atlanta, Austin, Baltimore, Boston, Chicago, Cleveland, Dallas, Denver, Detroit, Fort Lauderdale, Fort Worth, Houston, Long Island, Los Angeles, Miami, Minneapolis/St. Paul, New York, Northern New Jersey, Oakland, Ontario/Riverside CA, Orange County, Philadelphia, Phoenix, Pittsburgh, Portland, Sacramento, St. Louis, San Antonio, San Diego, San Francisco, San Jose, Seattle, Tampa, Washington, D.C., West Palm Beach/Boca Raton and White Plains NY.

        We were incorporated on April 22, 1997, as a Delaware corporation. Our principal executive offices are located at 9201 North Central Expressway, Dallas, Texas 75231 and our telephone number is (214) 261-7100.

Recent Events

        On November 27, 2002, we announced that we had reached agreement with our senior bank creditors regarding modifications to our $500 million senior secured credit facility. Under this agreement, we obtained a waiver of all existing financial covenants through April 30, 2003 and replaced those covenants during this period with a free cash flow from operations covenant (earnings before interest, taxes, depreciation and amortization less capital expenditures) and a total leverage covenant. On November 27, 2002, we filed a Form 8-K attaching the press release and the First Amendment to our credit agreement. Please see the discussion under "Risk Factors", including the discussion under "Risk Factors — Our substantial indebtedness could make us unable to service indebtedness and meet our other requirements and could materially and adversely affect our financial health" and "Risk Factors — If we do not reach agreement with our senior banks to permanently amend our credit facility by May 1, 2003, we will be in default under our credit agreement. In addition, limitations imposed by other provisions in our financing agreements could limit how we conduct business. A default under our credit agreement and/or indentures would materially and adversely affect our business."

        On November 1, 2002, we received a notice from Nasdaq indicating that we were not in compliance with Nasdaq's Marketplace Rule 4450(a)(5), because our common stock failed to maintain the minimum bid price of $1.00 during the prior 30 consecutive trading days. We were granted until January 30, 2003 to regain compliance with Marketplace Rule 4450(a)(5). If at any time before January 30, 2003, the bid price of our common stock closes at $1.00 per share or more for a minimum of ten (10) consecutive trading days, the Nasdaq staff may provide written notice to us that we have complied with Rule 4450(a)(5). In certain circumstances, to ensure that our company can sustain long-term compliance, the Nasdaq staff may require that our closing bid price equals $1.00 per share or greater for more than 10 consecutive trading days before determining that we comply with that Rule. Our stock price closed at $1.00 or above for ten (10) consecutive trading days from November 21, 2002 to December 5, 2002 and the Nasdaq staff has informed us that we have regained compliance with that Rule. However, there can be no assurances that we will be able to maintain compliance with the Nasdaq's rules. Please see the discussion under "Risk Factors—If we are delisted from Nasdaq, the liquidity and market price of our common stock may be adversely affected."

The Offering

Shares offered by the selling stockholder	530,532 shares
Common stock outstanding as of December 6, 2002	125,129,323 shares
Nasdaq National Market symbol	"ALGX"
Use of proceeds	We will not receive any proceeds from the sale of the common stock being offered by this prospectus.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus before deciding whether to invest in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose part or all of your investment.

We anticipate having future net losses.

        We have incurred net losses every year since we began operations. We have invested significant amounts of capital and other expenditures in developing our business and deploying our networks, systems and services and we will continue to invest capital for the operation of our business. We will continue to have significant operating and net losses in our business until we establish a sufficient revenue-generating customer base to cover our costs. For the quarter ended September 30, 2002, we had net operating losses and net losses applicable to common stock of $113.1 million. We can make no assurances that we will achieve or sustain profitability or generate sufficient operating income to meet our working capital, capital expenditure and debt service requirements, and if we are unable to do so, this would have a material adverse effect on our business, financial condition and results of operations.

The regulation of interconnection with incumbent local carriers involves uncertainties, and the resolution of these uncertainties could adversely affect our business.

        Although the incumbent local carriers are required under the Telecommunications Act of 1996 to unbundle and make available elements of their network and permit us to purchase only the origination and termination services that we need, thereby decreasing our capital and operating expenses, such unbundling may not be done as quickly as we require and may be priced higher than we expect. This is important because we rely on the facilities of these other carriers to provide services to our customers. Our ability to obtain these interconnection agreements on favorable terms, and the time and expense involved in negotiating them, can be adversely affected by legal and regulatory developments.

        The United States Supreme Court vacated an FCC rule determining which network elements the incumbent local carriers must provide to competitors on an unbundled basis. On November 5, 1999, the FCC released an order revising its unbundled network element rules to conform to the Supreme Court's interpretation of the law, and reaffirmed the availability of the unbundled network elements, including local loops and dedicated transport, the principal elements used by us. We use unbundled local loops and unbundled high capacity digital loops to connect our customer locations to our voice and data transmission equipment colocated in the incumbent local carriers' central offices, and dedicated transport to connect our transmission equipment to our switches and data equipment which are generally located at our central offices. The FCC also stated its intention to review every three years the unbundling obligations of incumbent local exchange carriers. The U.S. Court of Appeals for the District of Columbia Circuit remanded, but did not vacate, the FCC's Order on May 24, 2002. The FCC's request for rehearing of that decision was denied. While these court and FCC proceedings were pending, we entered into interconnection agreements with a number of incumbent local carriers through negotiations or, in some cases, adoption of another competitive local carrier's approved agreement. These agreements remain in effect, although in some cases one or both parties may be entitled to demand renegotiation of particular provisions or of the entire agreement based on intervening changes in the law. However, it is uncertain whether any of these agreements will be so renegotiated or whether we will be able to obtain renewal of these agreements on as favorable terms when they expire.

        Our facilities-based strategy allows us to control much of our network but we are still dependent on certain essential network elements that we lease from incumbent carriers. On December 20, 2001, the FCC released a Notice of Proposed Rulemaking as part of its comprehensive "triennial review" of the unbundling rules it implemented on November 5, 1999. In this review, the FCC is examining the circumstances under which incumbent local exchange carriers will be required to make parts of their networks available to carriers like Allegiance on an unbundled basis under Section 251 of the Telecommunications Act of 1996. As part of this review, the FCC has asked parties to comment on the methodology it should use to identify unbundled network elements. In particular, the FCC is reviewing whether incumbents should be required to offer on an unbundled basis, among other things, local voice grade loops, high capacity loops such as those we use for many of our data and integrated voice and data services, subloops, network interface devices, the high-frequency portion of the loop, switching, and interoffice transmission facilities. The FCC is also reviewing the role of state utility commissions in determining which network elements should be subject to unbundling. The outcome of the triennial review proceeding is uncertain and there is a risk that the FCC will eliminate, limit or curtail access to unbundled network elements, including but not limited to those that are essential for us to continue offering our services to our customers at competitive prices. There is also no assurance that the rates for the unbundled network elements will remain the same. While we cannot predict the outcome of this proceeding, any limitation on the availability or increase in price of unbundled network elements, especially unbundled local loops, network interface devices or interoffice transmission facilities, could increase our costs and otherwise have a material adverse impact on our business. We are actively participating in the triennial review. The FCC is expected to issue its decisions upon completion of this review near the end of 2002 or the beginning of 2003.

        On July 19, 2000, in a decision on remand from the Supreme Court, the United States Court of Appeals for the Eighth Circuit vacated certain of the FCC's total element long run incremental cost (TELRIC) pricing rules related to interconnection and unbundled network elements. While sustaining the FCC's use of a forward-looking incremental cost methodology to set rates for interconnection and unbundled network elements, the Court rejected the FCC's conclusion that the costs should be based on the use of the most efficient technology currently available and the lowest cost network configuration. In a decision issued May 13, 2002, the Supreme Court reversed the Eighth Circuit's invalidation of TELRIC as a methodology for setting rates under the Act and upheld the FCC's rules.

        On February 15, 2002, the FCC released a Notice of Proposed Rulemaking requesting comment on the future regulatory treatment of wireline broadband Internet access services. The FCC has tentatively concluded that when an entity provides wireline broadband Internet access over its own transmission facilities, the service should be classified as an information service, rather than a telecommunications service. If the FCC adopts this conclusion, wireline broadband Internet access services provided by incumbent carriers would be subject to substantially less regulation, and this could result in the incumbent carriers not having to provide unbundled loops or unbundled high capacity digital loops over the lines used by us to provide broadband Internet access. We purchase unbundled high capacity digital loops from incumbent carriers to provide our own broadband Internet access service and integrated access service. While we cannot predict the outcome of this proceeding, any curtailment of the incumbent carriers' unbundling obligations for the loop component used by them to provide broadband Internet access services or change in the cost basis therefore could materially increase our costs and adversely affect our ability to compete effectively with the incumbent carriers' broadband Internet access products.

The regulation of access charges involves uncertainties, and the resolution of these uncertainties could adversely affect our business.

        We earn "access charge" revenue by connecting our voice service customers to their selected toll and long distance carriers for outbound calls or by delivering inbound toll and long distance traffic to our voice service customers. Our interstate access charges were filed largely mirroring those used by the National Exchange Carrier Association (NECA), an association of independent local exchange carriers, and our state access charges were generally set at rates comparable to those set by state associations similar to NECA or of individual incumbent carriers operating in other areas within the same state. These charges are generally higher than those charged by the larger carriers operating in the same areas because these large carriers have many more customers and therefore have lower per unit costs. Access charges are intended to compensate the local exchange carrier for the costs incurred in originating and terminating toll and long distance calls on its network and we believe our access charges are appropriately set at levels approximately the same as those of the smaller carriers, but we anticipate that these rates will decline over time. Access charge levels in general, and those charged by smaller carriers in particular, are subject to various disputes and are under review by the FCC. Our switched access rates will have to be adjusted to comply with future decisions of the FCC or state commissions and these adjustments could have a material adverse effect on us.

        Beginning in 1999, AT&T and Sprint challenged the switched access rates of Allegiance and other carriers and started withholding some or all payments for the switched access services that they continued to receive. On March 30, 2000, we filed a lawsuit against each of AT&T and Sprint in the Federal District Court of the District of Columbia requesting that such parties pay us for outstanding interstate and intrastate access charges. AT&T and Sprint filed counterclaims against us alleging that our access charges fail to comply with the Telecommunications Act of 1996 because they are unjust and unreasonable. We settled our dispute for outstanding interstate and intrastate access charges for payments by Sprint in 2000 and for payments by AT&T in October 2002. In doing so, we have reached agreements with respect to access charges payable by them for originating and terminating toll and long distance calls on our local networks.

        On April 27, 2001, the FCC issued a Report and Order in the Access Charge Reform docket addressing competitive local exchange carrier access charge rates. The FCC established safe harbor benchmark rates that decrease over three years to the rates charged by incumbent local exchange carriers. The FCC stated that interexchange carriers must pay the benchmark rates for access services they receive or face suit in federal court. AT&T has appealed the FCC's Report and Order to the U.S. Court of Appeals for the District of Columbia Circuit. On April 27, 2001, the FCC also released a Notice of Proposed Rulemaking through which it proposes to examine all forms of intercarrier compensation including access charges, and seeks comment on the feasibility of adopting a bill-and-keep approach for all such compensation. Federally-mandated reductions in access charges could have a material adverse affect on us if we are unable to offset them with other revenues.

        On May 31, 2002, WorldCom Network Services, Inc. filed an informal complaint against us at the FCC claiming that it is entitled to a refund of a portion of the switched access charges paid by

WorldCom to us prior to the effective date of the safe harbor benchmark rates that it alleges were unjust and unreasonable. Upon consideration of our answer to the complaint denying liability, the FCC declined to take further action on the informal complaint. WorldCom subsequently requested that the FCC host mediation discussions to explore settlement possibilities prior to its filing a formal complaint for refund against Allegiance. We are currently engaged in mediation with WorldCom. Although we believe that we have strong defenses to WorldCom's claims, we cannot predict the outcome of the litigation should the mediation be unsuccessful. We believe WorldCom might file a formal complaint against us at the FCC. WorldCom is seeking a refund of $9.4 million plus interest.

        On May 31, 2000, the FCC approved a proposal made by a coalition of the largest incumbent local carriers, AT&T and Sprint, to restructure interstate access charges. Pursuant to the proposal, certain incumbent carriers, designated as "price cap" incumbent local carriers, are required to reduce their interstate access rates to targeted levels approved by the FCC or submit cost studies to justify different rates. We anticipate that implementation of the FCC's decision will lead to an industry-wide reduction in interstate access rates, even by those carriers that are not bound by the decision, including smaller carriers. Reduction in interstate access rates will have a material adverse effect on us unless we are able to offset the access revenues with other revenues.

        Several states, including Colorado, Maryland, Massachusetts, Missouri, New Jersey, New York, Texas, Virginia and Washington, have proposed or required that access charges of competitive local carriers be limited to those charged by incumbent local carriers operating in the same area as the competitive local carriers with respect to calls originating or terminating in such area, except where the competitive carrier can establish that its costs justify a higher access rate through a formal cost proceeding. We believe that it is possible that other states will enact similar requirements. We also believe, however, that it is more likely that many states will use the same approach for intrastate long distance as the FCC ultimately decides to use for interstate long distance.

Enactment into law of legislation substantially similar to the Tauzin-Dingell bill would adversely affect our business.

        On February 27, 2002, the U.S. House of Representatives passed H.R. 1542, the Tauzin-Dingell bill, by a 273-157 vote. The current Telecommunications Act requires the incumbent carriers to lease access to their high-speed networks to their competitors at wholesale rates. Under the Tauzin-Dingell bill, competitors are still able to purchase access to unbundled copper loops and to lease access to the incumbent carriers' high-speed networks. However, the bill classifies high-speed services as "nondominant," which would relieve the incumbents of the obligation to price such access at cost-based rates. The bill also enables the incumbent carriers potentially to limit competitors' access to their networks, by eliminating the obligation to provide unbundled access to certain technologies, including fiber lines and packet switches, and to provide colocation space within remote terminals. Finally, the bill allows the regional Bell companies to immediately enter the long distance market for data without first demonstrating that their local voice markets are open to competition. The current legislative session has ended without any action taken by the Senate on this bill and as a result, the bill is now dead. We cannot predict whether legislation similar to the Tauzin-Dingell bill will be introduced in the next session of Congress or whether any such legislation will actually become law. If legislation is passed substantially similar to the Tauzin-Dingell bill, this will have a material adverse affect on our business.

We could lose revenue if calls to Internet service providers are treated as long distance interstate calls.

        We earn "reciprocal compensation" revenue by terminating on our network, local calls that originate on another carrier's network. We believe that under the Telecommunications Act of 1996, other local exchange carriers should have to compensate us when their customers place calls to our customers who are Internet service providers. Most incumbent local carriers disagree. A majority of our reciprocal compensation revenues are from calls to our customers that are Internet service providers. Regulatory decisions providing that other carriers do not have to compensate us for these calls could limit our ability to service this group of customers profitably and could have a material adverse effect on us. Given the uncertainty as to whether reciprocal compensation should be payable in connection with calls to Internet service providers, we recognize such revenue only when realization of it is probable. In addition, the per minute compensation rates the FCC established for calls to Internet service providers under new interconnection agreements are significantly lower than the reciprocal compensation rates under our previous agreements. These reductions in compensation will have a material adverse effect on us if we are unable to offset them with other revenues.

        The obligation to pay reciprocal compensation does not extend to long distance interstate calls. The FCC in its Declaratory Ruling of February 26, 1999, determined that Internet service provider traffic is interstate for jurisdictional purposes, but also determined that its current rules neither require nor prohibit the payment of reciprocal compensation for such calls. In the absence of a federal rule, the FCC determined that state commissions have authority to interpret and enforce the reciprocal compensation provisions of existing interconnection agreements and to determine the appropriate treatment of Internet service provider traffic in arbitrating new agreements. The Court of Appeals for the District of Columbia Circuit issued a decision on March 24, 2000, vacating the Declaratory Ruling. The court held that the FCC had not adequately explained its conclusion that calls to Internet service providers should not be treated as "local" traffic. On April 27, 2001, the FCC issued its Order on remand from the Court of Appeals and concluded that it had erred in its analysis of Internet traffic in the Declaratory Ruling. In that Order, the FCC categorized such traffic as "information access" and held that it is not subject to reciprocal compensation obligations. Nonetheless, it established an interim, transitional recovery mechanism pursuant to which Internet service provider traffic will continue to be compensated, but at rates declining over a period of three years. In a decision issued May 3, 2002, the U.S. Court of Appeals for the District of Columbia Circuit remanded for further proceedings, but did not vacate, the FCC's Order on remand, holding that the section of the Act on which the FCC relied did not support its conclusion that Internet service provider traffic is not subject to reciprocal compensation. In a Notice of Proposed Rulemaking released April 27, 2001, the FCC initiated a rulemaking to examine all forms of intercarrier compensation, including reciprocal compensation, and sought comment on the feasibility of adopting a bill-and-keep approach for such compensation. Federally-mandated reductions in reciprocal compensation will have a material adverse affect on us if we are unable to offset them with other revenues. Additional disputes over the appropriate treatment of Internet service provider traffic are expected.

Our success depends on our key personnel and we may not be able to replace key employees who leave.

        We are managed by a number of key employees, most notably Royce J. Holland, our Chairman and Chief Executive Officer, who is widely recognized as one of the pioneers in managing providers of competitive local exchange services. The loss of services of one or more of these key individuals, particularly Mr. Holland, could materially and adversely affect our business and our prospects. Most of our key employees do not have employment agreements, and we do not maintain key person life insurance for any of our employees. We cannot assure you that we will be able to hire or retain necessary personnel in the future and if we are unable to do so, this could have a material affect on us.

We are upgrading and consolidating our data network and this project has adversely affected our data service.

        Over time, we have acquired multiple data networks, including the network that we acquired through the asset purchase of Intermedia Business Internet. We have undertaken a project of consolidating all of our data networks into one data network with greater capacity, efficiency and reliability. This consolidation process has from time to time resulted in network outages for certain geographic areas. We believe the consolidation process is now substantially complete and that our data network reliability will be improved. This consolidation process and related network disruptions, however, could adversely affect our customer relationships and may increase our customer churn.

We are dependent on effective billing, customer service and information systems and we may have difficulties in developing, maintaining and enhancing these systems.

        Sophisticated back office information and processing systems are vital to our growth and our ability to monitor costs, bill and service customers, initiate, implement and track customer orders and achieve operating efficiencies. We are in the process of introducing a new billing platform across our geographic markets. Although we are taking steps to manage the implementation of the new system and we believe that the new system will enhance our ability to accurately and efficiently bill for our services, we cannot assure you that the transition to the new billing system will be implemented without any adverse impact on our business. We believe this new billing system will be more effective and accurate in delivering the quality billing functions that we need. Since our inception, we have also been engaged in developing and integrating our essential information systems consisting of our billing system, our sales order entry system, our customer implementation system, our electronic bonding systems and our switch information systems. This is a challenging project because these systems were developed by different vendors and must be coordinated through custom software and integration processes. Our sales, line count and other core operating and financial data are generated by these systems and the accuracy of this data depends on the quality and progress of the system integration project. Although we have made significant progress in our system integration efforts, we have not completed it and we have experienced and expect to experience negative adjustments to our financial and operating data as we complete this effort. These adjustments have not had a material adverse effect on our financial or operating data to date but until we complete the entire project we cannot assure you that any such adjustments arising out of our systems integration efforts will not have a material adverse effect in the future. In addition, if we are unable to develop, acquire and integrate our operations and financial systems, our customers could experience delays in connection of service, billing issues and/or lower levels of client service. We also cannot assure you that any of our systems will be successfully implemented on a timely basis or at all or will perform as expected because:

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  we have and will likely continue to have difficulties in getting products and services from our vendors delivered in a timely and effective manner, at acceptable costs and at the service and performance level required;

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  we may fail to adequately identify all of our information and processing needs;

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  our processing or information systems may fail or be inadequate;

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  we may not be able to effectively integrate such products or services;

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  we may fail to upgrade systems as necessary; and

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  third party vendors may cancel or fail to maintain, renew or upgrade our license agreements that relate to these systems.

We are dependent on many vendors and suppliers and their financial difficulties may adversely affect our business.

        We depend on many vendors and suppliers to conduct our business. For example, we purchase our network assets and customer premise equipment from equipment manufacturers and other suppliers and we lease fiber and other circuits from other carriers as well as from companies who construct these network elements for resale. Many of these third parties have experienced substantial financial difficulties in recent months, in some cases leading to bankruptcies and liquidations. In particular, the providers of fiber for our metropolitan fiber rings as well as our long-haul fiber routes have experienced financial difficulties, including difficulty in raising the necessary capital to complete fiber construction projects and in some cases filing for bankruptcy. The financial difficulties of these companies could have a material adverse affect on our business and prospects.

Our financial results could be adversely affected by customer churn and the financial difficulties of our customers, especially Genuity Solutions, Inc., our largest customer.

        We expect customer churn will continue to average approximately 2% to 3% per month, which means that approximately 2% to 3% of our total number of lines in service would discontinue our service each month. However, our ability to retain our customers and control our churn rate is dependent on a number of factors, including (a) our ability to provide quality service, customer care and accurate and timely billing, (b) our ability to offer competitive pricing and overcome so called "win-back" programs offered by our competitors, (c) our ability to timely meet the needs and demands of our customers, (d) our ability to properly incentivize our sales force to build strong customer relationships and (e) the economic viability of our customers (see the discussion in the following paragraph). We can make no assurances that our customer churn rates will not increase. If our customer churn rates increase or are higher than expected, this could have a material adverse affect on our business and prospects.

        We provide services to small and medium-sized businesses as well as network service providers. Many of these businesses have experienced substantial financial difficulties in recent months, in some cases leading to bankruptcies and liquidations. The financial difficulties of these companies could have a material adverse affect on our financial results if we are unable to collect revenues from these customers. In addition, among other things, we believe companies in financial difficulty are less likely to expand their operations and related demand for communications services and to migrate from dial-up Internet connections to more advanced dedicated connections such as those that we offer.

        Our largest customer is Genuity Solutions Inc., a network services provider and operator of a nationwide Internet network. Revenues from Genuity were $26.2 million for the three months ended September 30, 2002, and $60.5 million for the nine months ended September 30, 2002. Genuity accounted for 11.9% of our total revenues for the quarter ended September 30, 2002 and 37.4% of our data revenues for the same period. We anticipate that Genuity will continue to be our largest customer for the foreseeable future. Genuity recently voluntarily filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. We cannot provide any assurance at this time that Genuity's financial difficulty will not have a material adverse affect on us.

The financial difficulties of other competitive communications providers could adversely affect our financial results.

        Many competitive local exchange carriers, long distance carriers, and other emerging communications providers have experienced substantial financial difficulties over the past year, in some cases leading to bankruptcies and liquidations. The financial difficulties of these companies could reflect poorly on our own financial stability, may diminish our ability to obtain further capital, may adversely affect the willingness of potential customers to move their communications services to an emerging carrier like Allegiance and may result in losses of reciprocal compensation and access revenues from these carriers. Moreover, we have experienced efforts by established carriers to promote this problem and suggest to their customers that they should not risk placing their communications services in the hands of an emerging carrier. We believe these concerns are unfounded in our case and that raising these concerns with respect to Allegiance is inappropriate. We vigorously respond to attempts by other carriers to spread false information about our financial stability.

        Some of our competitors have emerged from bankruptcy and others currently in bankruptcy may do so as well. Many of these companies have been able to reduce their debt and otherwise recapitalize their business and as a result, may be able to gain greater market share by reducing the prices for their products and services. These companies may be able to reduce their prices to a point lower than our prices and yet still be able to make a profit because of their reduced debt. We may lose business as a result of this price competition, and such loss of business may have a material adverse effect on us.

Under certain circumstances we may need additional capital to expand our business and increase revenues and such capital may not be available.

        We may need additional capital to fund capital expenditures, working capital, debt service and cash flow deficits to operate our business and to deploy our networks, services and systems. We believe that the borrowings under our credit facilities, together with our cash on hand, will be sufficient to pre-fund our business plan. However, we will only be able to borrow funds under these credit facilities if we are in compliance with the financial covenants and other conditions in our credit agreement. In the event we cannot borrow all of the funds committed under these credit facilities or if our estimates of capital requirements and revenues are inaccurate, we may need to access alternative sources of capital, reduce or delay capital expenditures, sell assets, refinance or restructure our debt and/or modify our business plan, which may have a material adverse effect on us. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of financial, business and other factors, many of which are beyond our control, as well as prevailing economic conditions.

        In June 2002, we requested a draw of the remaining $150 million under the revolving credit facility due December 31, 2006. As of June 30, 2002, $129.3 million had funded and an additional $6.0 million funded in early July. As of the date of this filing, 3 of the 26 banks in the bank syndicate have not funded and have requested additional information before they will determine whether they believe they are required to fund. We believe that these 3 banks are in default of the credit agreements and have notified them accordingly. We have worked with these 3 banks to resolve this dispute by providing additional information but we can provide no assurances that we will be able to do so and we may have to pursue our claims against them in court in an effort to obtain the $14.7 million that we believe should have been funded in June under the terms of our credit facility.

Our substantial indebtedness could make us unable to service indebtedness and meet our other requirements and could materially and adversely affect our financial health.

        We have a significant amount of debt outstanding and may need to access additional debt financing to fund our business plan. At September 30, 2002, we had $1,208.0 million of outstanding long-term indebtedness.

        This level of debt could:

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  impair our ability to obtain additional financing for working capital, capital expenditures, debt service, acquisitions or general corporate purposes;

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  require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available for maintenance or growth of our business;

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  place us at a competitive disadvantage with those of our competitors who do not have as much debt as we do;

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  impair our ability to adjust rapidly to changing market conditions; and

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  make us more vulnerable if there is a continued downturn in general economic conditions or in our business.

        Our ability to repay or refinance our debt obligations will depend on our future financial and operational performance. We cannot assure you that we will be able to meet our working capital,

capital expenditure and debt service requirements and if we are unable to do so, this could have a material adverse effect on our business, financial condition and results of operations.

If we do not reach an agreement with our senior banks to permanently amend our credit facility by May 1, 2003, we will be in default under our credit agreement. In addition, limitations imposed by other provisions in our financing agreements could limit how we conduct business. A default under our credit agreement and/or indentures would materially and adversely impact our business.

        Under the terms of the First Amendment to our Credit and Guaranty Agreement with our senior bank creditors, if we do not enter into a mutually acceptable permanent amendment to that credit agreement on or before May 1, 2003, we will be in default under our credit agreement. In addition, under the terms of the First Amendment, we will be in default under the credit agreement if: (a) on April 30, 2003, the total leverage covenant set forth in Section 6.7(f)(ii) is not satisfied prior to such date or (b) on May 1, 2003, the financial covenants set forth in Sections 6.7 and 6.8 of our credit agreement were not satisfied as of March 31, 2003 for the period then ended.

        Our indentures and our credit facilities contain covenants that restrict our ability to:

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  incur additional indebtedness;

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  pay dividends and make other distributions;

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  prepay subordinated indebtedness;

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  make investments and other restricted payments;

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  enter into sale and leaseback transactions;

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  create liens;

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  sell assets; and

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  engage in certain transactions with affiliates.

        Our current and future financing arrangements contain and will continue to contain similar or more restrictive covenants, as well as other covenants that will require us to maintain specified financial ratios and satisfy financial tests. In addition, under our credit agreement, we have granted a security interest in substantially all of our and our subsidiaries' assets. As a result of these restrictions and encumbrances, we are limited in how we conduct business and we may be unable to raise additional debt or equity financing to operate during general economic or business downturns, to compete effectively or to take advantage of business opportunities. This may affect our ability to generate revenues and make profits. Without sufficient revenues and cash, we may not be able to pay interest and principal on our indebtedness which could result in a default under our financing agreements, which would have a material adverse effect on us.

        In addition, our failure to comply with the covenants and restrictions contained in our indentures and other financing agreements could lead to default under the terms of these agreements. The financial covenants under our credit agreement require us, among other things, to achieve certain levels of free cash flow and limit our amount of debt. We intend to operate our business in order to meet these covenants, although we cannot provide assurances that we will be successful. If such a default occurs under the credit agreement or if a default occurs under our other financing agreements, the other parties to such agreements could declare all amounts borrowed and all amounts due under other instruments that contain provisions for cross-acceleration or cross- default due and payable. In addition, lenders under our current and future financing arrangements could terminate their commitments to lend to us. If that occurs, we cannot assure you that we would be able to make payments on our indebtedness, meet our working capital or meet our capital expenditure requirements, or that we would be able to find additional alternative financing. Even if we could obtain additional alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us. We believe that the risk related to potential defaults under our financing agreements has increased due to the financial failures and difficulties of other communications companies. We believe that these events have caused many lenders to be even more reluctant to waive defaults or otherwise restructure credit arrangements. If a default occurs or our lenders terminate their commitments to us, these events would have a material adverse effect on us.

We may not have the funds necessary to finance the change of control offer which may be required by our financing agreements.

        Our indentures provide that upon a change of control, each note holder will have the right to require us to purchase all or a portion of such holder's notes. We would be required to purchase the notes at a purchase price of 101% of the accreted value of the 11 3/4% notes and 101% of the principal amount of the 12 7/8% notes, plus any accrued and unpaid interest to the date of repurchase. Our credit facilities provide that upon a change of control, we may be required to repay all of our obligations under these credit facilities. It is possible that we will not have sufficient funds at that time to repurchase our notes or repay any debt outstanding under our credit facilities. If we are unable to repurchase our notes or repay our debt as required under our indentures or our credit agreement, we would be considered in default under these obligations which would have a material adverse effect on us.

If we do not interconnect with and maintain efficient working relationships with our primary competitors, the incumbent local carriers, our business will be adversely affected.

        Many new carriers, including us, have experienced difficulties in working with the incumbent local carriers with respect to initiating, interconnecting, and implementing the systems used by these new carriers to order and receive unbundled network elements and wholesale services and locating the new carriers' equipment in the offices of the incumbent local carriers. As a competitive carrier, we must coordinate with incumbent local carriers so that we can provide local service to customers on a timely and competitive basis. The Telecommunications Act of 1996 created incentives for regional Bell operating companies to cooperate with competitive carriers and permit access to their facilities by denying such companies the ability to provide in-region long distance services until they have satisfied statutory conditions designed to open their local markets to competition. The FCC has granted approval to Verizon to provide in-region long distance service in New York, Connecticut, Massachusetts, Rhode Island Pennsylvania, Vermont, New Jersey, Maine, New Hampshire, Delaware and Virginia; to SBC Communications to provide in-region long distance service in Texas, Oklahoma, Missouri, Arkansas and Kansas; and to BellSouth to provide long distance service in Georgia, Louisiana, Alabama, Kentucky, Mississippi, North Carolina and South Carolina. SBC has an application pending to provide in region long distance service in California; BellSouth has applications pending to provide such service in Florida and Tennessee; and Qwest has applications pending to provide such service in Montana, Utah, Washington, Wyoming, Colorado, Idaho, Iowa, Nebraska and North Dakota. Other regional Bell operating companies in our markets may petition and receive approval from the FCC to offer long distance services. These companies may not be accommodating to us once they are permitted to offer long distance service. In addition, these companies may limit the development of their systems that they were doing prior to being permitted to offer long distance services.

        The regional Bell operating companies have been fined numerous times by both federal and state authorities for their failure to comply with applicable telecommunications laws and regulations. We do not believe these fines have had any meaningful impact on the anticompetitive practices of many of these companies and in fact believe that these practices are increasing in most of our markets. We attempt to enforce our rights against these incumbent monopolies but often times the remedies are inadequate to change their anticompetitive practices and in any event provide us with little or no recovery of the damages we have suffered as a result of these practices. Moreover, efforts by us to enforce our rights against these companies may further diminish the level of cooperation we receive from them. If we cannot obtain the cooperation of a regional Bell operating company in a region, whether or not it has been authorized to offer long distance service or a regional Bell operating company otherwise fails to meet our requirements, for example, because of (1) labor shortages, (2) work stoppages or (3) disruption caused by mergers or other organizational changes or terrorist attacks, our ability to offer local services in such region on a timely and cost-effective basis will be materially adversely affected.

The need to move from tariffs to individual contracts for domestic interstate and international long distance services may increase our costs.

        In a decision issued April 28, 2000, the United States Court of Appeals for the District of Columbia affirmed the FCC's 1996 order that prohibits the filing of tariffs for domestic interstate long distance service. The FCC's order, which had been stayed by the Court pending its decision, went into effect on July 31, 2001, as of which date carriers were required to cancel all interstate domestic long distance tariffs on file with the FCC and file no new tariffs for such service. Although the FCC will not accept interstate long distance tariffs for filing after July 31, 2001, carriers are still required to maintain and make available to the public upon request the rates, terms and conditions applicable to their domestic long distance services. In the absence of retail tariffs, we will be required to memorialize our legal relationship with our long distance customers by some other means, such as individual contracts, setting forth the rates, terms and conditions of service. In an order issued March 16, 2001, the FCC ruled that carriers likewise are prohibited from filing tariffs for international long distance service. As of January 2002, carriers were required to cancel all international long distance tariffs on file with the FCC and file no new tariffs for such service. Absent the filing of tariffs, we may not have certain protections that were given to us pursuant to the tariffs and the filed rate doctrine, such as limitation of liability provisions.

Our principal competitors for local services, the incumbent local carriers, and potential additional competitors, have advantages that may materially adversely affect our ability to compete with them.

        The telecommunications industry is highly competitive. In each of the markets targeted by us, we will compete principally with the incumbent local carrier serving that area. Many of our current and potential competitors in the local market have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us. Incumbent local carriers also enjoy other advantages that may adversely affect our ability to compete with them, such as our need to purchase critical elements of our network from them. Incumbent local carriers are established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. Incumbent local carriers also have long-standing relationships with federal and state regulatory authorities. FCC and state administrative decisions and initiatives provide the incumbent local carriers with pricing flexibility for their:

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  private lines, which are private, dedicated telecommunications connections between customers;

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  special access services, which are dedicated lines from a customer to a long distance company provided by the local phone company; and

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  switched access services, which refers to the call connection provided by the local phone company's switch between a customer's phone and the long distance company's switch.

        In addition, with respect to competitive access services, such as special access services as opposed to switched access services, the FCC recently granted incumbent local carriers increased pricing flexibility and deregulation for such access services after certain competitive levels are reached. If the incumbent local carriers are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks or access to unbundled network elements, competitors such as us could be materially adversely affected. If future regulatory decisions afford the incumbent local carriers increased pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on competitors such as us.

        We also face, and expect to continue to face, competition in the local market from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange marketplace such as AT&T, WorldCom and Sprint, and from other competitive local carriers, resellers, competitive access providers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, the development of new technologies could give rise to significant new competitors in the local market.

Significant competition in providing long distance and Internet services could reduce the demand for and profitability of our services.

        We also face significant competition in providing long distance and Internet services. Many of these competitors have greater financial, technological, marketing, personnel and other resources than those available to us.

        The long distance telecommunications market has numerous entities competing for the same customers and a high average turnover rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. We face competition from large carriers such as AT&T, WorldCom and Sprint and many smaller long distance carriers. Other competitors include regional Bell operating companies providing long distance services outside of their local service area and, with the removal of regulatory barriers, long distance services within such local service areas, other competitive local carriers, microwave and satellite carriers, wireless carriers and private networks owned by large end users. The FCC has granted approval to provide in-region long distance service to Verizon in New York, Connecticut, Massachusetts, Rhode Island, Pennsylvania, Vermont, New Jersey, Maine, New Hampshire, Delaware and Virginia; to SBC Communications in Texas, Oklahoma, Missouri, Arkansas and Kansas; and to BellSouth in Georgia, Louisiana, Alabama, Kentucky, Mississippi, North Carolina and South Carolina. Other regional Bell operating companies may petition and be granted such approval in the future. We may also increasingly face competition from companies offering local and long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because they do not currently pay many of the charges or fees that we have to pay.

        The Internet services market is highly competitive and there are limited barriers to entry. We expect that competition will continue to intensify. Our competitors in this market include Internet service providers, other telecommunications companies, online service providers, cable companies, and Internet software providers. Most of the regional Bell operating companies and Verizon operating units have already commenced deployment of DSL services in selected markets and may in the future deploy DSL services on a widespread basis. In addition, a number of cable companies are deploying cable modem services.

Our need to comply with extensive government regulation can increase our costs and slow our growth.

        Our networks and the provision of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may slow our growth and have a material adverse effect upon us.

        The FCC exercises jurisdiction over us with respect to interstate and international services. We must obtain, and have obtained through our subsidiary, Allegiance Telecom International, Inc., prior FCC authorization for installation and operation of international facilities and the provision, including by resale, of international long distance services. As noted above, as of July 31, 2001 and January 2002, we were prohibited from filing tariffs with the FCC for domestic interstate and international long distance service respectively and were required to cancel any such tariffs on file as of those dates.

        State regulatory commissions exercise jurisdiction over us because we provide intrastate services. We are required to obtain regulatory authorization and/or file tariffs at state agencies in most of the states in which we operate. If and when we seek to build our own network segments, local authorities regulate our access to municipal rights-of-way. Constructing a network is also subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis.

        Regulators at both the federal and state level require us to pay various fees and assessments, file periodic reports, and comply with various rules regarding the contents of our bills, protection of subscriber privacy, service quality and similar matters on an ongoing basis.

        We cannot assure you that the FCC or state commissions will grant required authority or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations, or to have violated other requirements of their rules and orders. Regulators or others could challenge our compliance with applicable rules and orders. Such challenges could cause us to incur substantial legal and administrative expenses and cause material adverse effects.

Deregulation of the telecommunications industry involves uncertainties, and the resolution of these uncertainties could materially adversely affect our business.

        The Telecommunications Act of 1996 remains subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation will have on us and our operations. There are currently many regulatory actions underway and being contemplated by federal and state authorities regarding interconnection pricing, access to and pricing for unbundled network elements and other issues that could result in significant changes to the business conditions in the telecommunications industry. We cannot assure you that these changes will not have a material adverse effect upon us.

Our past and future acquisitions may be difficult to integrate, disrupt our business, dilute our stockholders and divert management attention.

        We have acquired a number of companies as part of our business plan, especially companies that provide Internet services. We expect to acquire or invest in additional businesses that we believe could complement or expand our business, augment our market coverage, enhance our service offerings or that may otherwise offer other opportunities. Acquisitions involve risks and present issues including, among others:

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  the difficulty of integrating the acquired operations, including provisioning, billing and customer service systems;

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  the diversion of personnel from other business concerns and potential disruption of our ongoing business;

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  unanticipated costs associated with acquisitions;

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  the difficulty in combining the service offerings of the acquired company with our existing service offerings;

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  the inability of management to maintain uniform standards, controls, procedures and policies;

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  the risks of entering businesses and markets in which we have little or no direct prior experience;

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  the impairment of relationships with employees or customers of the acquired company as a result of changes in management or otherwise arising out of such transactions;

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  use of some of our available cash to purchase these businesses; and

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  dilution of current stockholders due to issuances of additional securities as consideration for acquisitions.

        We can make no assurances that we will be able to successfully integrate acquired businesses or operations that we have acquired or that we may acquire in the future. In addition, we may not achieve the anticipated benefits from our acquisitions. If we fail to achieve the anticipated benefits from such acquisitions, we may incur increased expenses and experience a shortfall in our anticipated revenues and we may not obtain a satisfactory return on our investment.

Our stock has been extremely volatile, which may result in significant losses to shareholders.

        Our stock has experienced significant price and volume fluctuations, often times due to factors beyond our control. In past year, for example, our stock price has decreased significantly. Given that our stock is thinly traded, sales by even a single large stockholder can materially decrease our market price. The market price for our common stock may continue to be subject to wide fluctuations in response to a variety of other factors, including but not limited to the following, some of which are beyond our control:

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  revenues and operating results of our company or other emerging communications companies failing to meet the expectations of securities analysts or investors or be in compliance with bank covenants in any period;

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  failure to successfully implement our business strategy;

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  changes in regulatory requirements or adverse regulatory orders or court decisions;

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  announcements of operating results and business conditions by our customers and competitors;

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  financial difficulties of our customers and competitors;

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  technological innovations by competitors or in competing technologies;

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  announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

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  announcements by third parties of significant claims or proceedings against us;

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  investor perception of our industry or our prospects;

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  economic developments in the telecommunications industry or general market conditions;

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  margin loan requirements applicable to our stockholders;

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  possible or actual de-listing from Nasdaq;

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  events such as the September 11, 2001 terrorist attacks in the United States or war with other countries; or

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  any retirement of our debt in exchange for our securities or other recapitalization.

If we are delisted from Nasdaq, the liquidity and market price of our common stock may be adversely affected.

        Our common stock is traded on the Nasdaq National Market. As described above, we received a notice from Nasdaq on November 1, 2002 indicating that we were not in compliance with Nasdaq's Marketplace Rule 4450(a)(5), because our common stock failed to maintain the minimum bid price of $1.00 during the prior 30 consecutive trading days. We have regained compliance with that Nasdaq rule, but there can be assurances that we will be able to maintain compliance with that rule or any other Nasdaq listing rule. If our common stock is delisted from Nasdaq (whether the Nasdaq National Market or if we were transferred to the Nasdaq SmallCap Market, the SmallCap market), this will likely result in decreased liquidity of our common stock. The delisting of our common stock could also deter broker-dealers from making a market in or otherwise generating interest in our common stock and could adversely affect our ability to attract investors in our common stock and raise additional capital. As a result of these factors, the value of our common stock could decline significantly, and our stockholders could lose some or all of their investment.

Future sales of our stock by existing stockholders may adversely affect our stock price.

        As of November 11, 2002, we had 124,688,297 shares of common stock outstanding and 33,541,692 shares of common stock reserved for issuance upon exercise of outstanding stock options and warrants. Many of our outstanding shares are "restricted securities" under the federal securities laws, and such shares are or will be eligible for sale subject to restrictions as to timing, manner, volume, notice and the availability of current public information regarding Allegiance. Many of our outstanding shares are held by our founding management team and venture capital investors. Sales of substantial amounts of stock in the public market or sales of stock by our founding management team and venture capital investors, the perception that these sales could occur, could depress the prevailing market price for all of our securities. Sales of substantial amounts of stock by these stockholders in the public market may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate and, to the extent these sales depress our common stock price, may also increase the amount of dilution suffered by existing stockholders in connection with any recapitalization which involves an exchange of debt for equity or equity-related securities or the offering of additional equity securities.

        On December 9, 2002, a group of our founding venture capital funds, Morgan Stanley Capital Partners III, LP, MSCP III 892 Investors, LP, and Morgan Stanley Capital Investors, LP, who collectively owned immediately prior to that date 13,453,369 shares of our common stock, filed Form 144s with the SEC for the sale of up to an aggregate of 3,000,000 shares of our common stock.

Anti-takeover provisions in our charter and bylaws could limit our share price and delay a change of management.

        Our charter and bylaws contain provisions that could make it more difficult or even prevent a third party from acquiring our company without the approval of our incumbent board of directors. In addition, our credit facilities and some of our other agreements may discourage a change in control.

FORWARD-LOOKING STATEMENTS

        Certain statements in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created by this law. You generally can identify these statements by our use of forward-looking words such as "plans," "estimates," "believes," "expects," "may," "will," "should" or "anticipates" or the negative or other variations of such terms or comparable terminology, or by discussion of strategy that involve risks and uncertainties. We often use these types of statements when discussing our plans and strategies, our anticipation of revenues from designated markets, and statements regarding the development of our businesses, the markets for our services and products, our anticipated capital expenditures, operations support systems or changes in regulatory requirements and other statements contained in this prospectus regarding matters that are not historical facts.

        We caution you that these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you that we will achieve the future results reflected in these statements. The risks we face that could cause us not to achieve these results are many and include, but are not limited to, the risks discussed in this prospectus as well as our ability to do the following in a timely manner, at reasonable costs and on satisfactory terms and conditions:

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  successfully market our services to current and new customers and attract and retain our customers;

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  provide quality customer service;

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  interconnect with, lease network elements from and develop cooperative working relationships with incumbent local carriers;

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  develop efficient operations support systems and other back office systems (including, but not limited to, provisioning and billing);

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  successfully and efficiently transfer new customers to our service;

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  identify, finance, complete and integrate suitable acquisitions;

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  borrow under our credit facilities or borrow under alternative financing sources;

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  comply with our credit facilities and other financing agreements;

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  install, maintain and operate switching facilities and other network equipment;

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  electronically interface with incumbent local carriers;

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  maintain efficient interconnection peering with other Internet backbone providers at reasonable rates;

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  purchase equipment at reasonable prices; and

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  obtain leased fiber optic line capacity, rights-of-way, building access rights and any required governmental authorizations, franchises and permits.

        Regulatory, legislative and judicial developments could also cause actual results to differ materially from the future results reflected in such forward-looking statements. You should consider all of our subsequent written and oral forward-looking statements only in light of such cautionary statements. You should not place undue reliance on these forward-looking statements and you should understand that they represent management's view only as of the dates we make them.

USE OF PROCEEDS

        The selling stockholder will receive all of the proceeds from any sale of the common stock offered under this prospectus. Accordingly, we will not receive any proceeds from the sale of the common stock offered under this prospectus.

SELLING STOCKHOLDER

        The following table sets forth (1) the name of the selling stockholder, (2) the number of shares of common stock beneficially owned by the selling stockholder as of December 13, 2002, (3) the number of shares of common stock offered hereby and (4) the total number of shares and percentage of common stock which the selling stockholder will beneficially own upon completion of this offering (assuming all shares offered by this prospectus are sold). Our registration of the common stock held by the selling stockholder does not necessarily mean that the selling stockholder will sell any or all of its shares.

        Pursuant to an agreement with the selling stockholder, we have filed a registration statement, of which this prospectus forms a part. This registration statement has been filed in order to permit the stockholder to resell to the public the shares of common stock that it received in connection with our acquisition of Coast to Coast Telecommunications, Inc. The following information is based upon information provided by the selling stockholder. The selling stockholder has not held any position or office and has not had any other material relationship with us or any of our affiliates within the past three years other than as a result of its prior ownership of Coast to Coast Telcommunications, Inc. (now an Allegiance Telecom company) and its ownership of our common stock. Because the selling stockholder may offer for sale all, some or none of its common stock, no definitive estimate as to the number of shares that will be held by the selling stockholder after this offering can be provided. We may suspend the use of this prospectus under some circumstances relating to pending corporate developments and similar events.

			Number of Shares Owned After This Offering (1)
Name of Selling Stockholder	Number of Shares Owned Prior to this Offering	Number of Shares Offered Hereby
			Number	Percent
Rivien USA, LLC	530,532	530,532	-0-	-0-

(1)
Assumes the sale of all shares offered by this prospectus.

PLAN OF DISTRIBUTION

        We are registering shares of our common stock on behalf of the selling stockholder. As used in this prospectus, "selling stockholder" includes donees, transferees, pledgees and other successors in interest (other than purchasers pursuant to this prospectus). The selling stockholder may from time to time sell all or a portion of the shares on the Nasdaq National Market (or if applicable, the Nasdaq SmallCap Market), in the over-the-counter market, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The shares will not be sold in an underwritten public offering. The shares may be sold directly or through brokers or dealers. The methods by which the shares may be sold include, without limitation:

        (1)  a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        (2)  purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

        (3)  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

        (4)  privately negotiated transactions.

        In effecting sales, brokers and dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholder (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may receive from the purchasers of such shares commissions as described above.

        In connection with the distribution of the shares, the selling stockholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also sell the shares short and redeliver the shares to close out the short positions. The selling stockholder may also enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The selling stockholder may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned. In addition to the foregoing, the selling stockholder may enter into, from time to time, other types of hedging transactions.

        The selling stockholder and any broker-dealers participating in the distributions of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 and any profit on the sale of shares by the selling stockholder and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts under that Act.

        To the extent required under the Securities Act of 1933, the aggregate amount of the selling stockholder's shares of common stock being offered and the terms of the offering, the names of any such agents, brokers or dealers and any applicable commissions with respect to a particular offer will be set forth in an accompanying prospectus supplement.

        We agreed to pay all expenses of registration incurred in connection with this offering, including without limitation, SEC filing fees and the reasonable fees and expenses of one counsel selected by the selling stockholder to represent the selling stockholder. The selling stockholder will pay all discounts, commissions and transfer taxes, if any. In addition, we agreed to indemnify the selling stockholder against specified civil liabilities, including specific liabilities under the Securities Act and the selling stockholder has agreed to indemnify us against specified civil liabilities, including specific liabilities under the Securities Act.

        Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 or any other exemptions available under the Securities Act may be sold under such exemptions rather than pursuant to this prospectus.

LEGAL MATTERS

        The validity of the shares offered by this prospectus will be passed upon for the company by Mark B. Tresnowski, our Executive Vice President, General Counsel and Secretary. Mr. Tresnowski owns shares of our common stock and options to purchase our common stock.

EXPERTS

        The consolidated balance sheets of Allegiance Telecom, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001, 2000, and 1999, included and incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants. We have been unable to obtain, after reasonable efforts, the written consent of Arthur Andersen to the incorporation by reference of those reports and to the references to Arthur Andersen in this prospectus. This lack of consent may limit your ability to recover damages from Arthur Anderson under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading. We have incorporated these financial statements in reliance on Rule 437a under the Securities Act of 1933, as amended.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov. In addition, certain of our SEC filings are available to the public on our Internet site at http://www.algx.com. Information found on our website is not part of this prospectus.

        We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference:

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  our Annual Report on Form 10-K, as amended, for the year ended December 31, 2001;

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  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

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  our Current Reports on Form 8-K filed on June 7, 2002 and November 27, 2002;

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  the description of our common stock, par value $.01 per share, contained in our Registration Statement on Form 8-A; and

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  any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the termination of the offering under this prospectus.

        You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning the following person:

Andrew Albrecht
Vice President, Investor Relations
Allegiance Telecom, Inc.
3500 Piedmont Road, Suite 340
Atlanta, GA 30305
Phone: (404) 475-4102

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION